As filed with the Securities and Exchange Commission on March 7, 2001
Registration Statement No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

PLATO LEARNING, INC.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	36-3660532 (I.R.S. Employer Identification No.)

10801 Nesbitt Avenue South

Bloomington, Minnesota 55437
(952) 832-1000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

John Murray

President and Chief Executive Officer
PLATO Learning, Inc.
10801 Nesbitt Avenue South
Bloomington, Minnesota 55437
(952) 832-1000
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copy to:

Leland E. Hutchinson

Winston & Strawn
35 West Wacker Drive
Chicago, Illinois 60601
(312) 558-5600

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.

     If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount to be	Offering Price	Aggregate Offering	Amount of
Securities to be Registered	Registered(1)	Per Share(2)	Size	the Registration Fee

Common Stock, $0.01 par value	417,519 shares	$18.84	$7,866,058	$1,970

(1)	Estimated based upon the number of shares of common stock of the Registrant to be issued to the selling stockholders in the contemplated merger calculated based upon a closing price of common stock of the Registrant of $18.88 per share as reported on the Nasdaq National Market System on March 2, 2001.

(2)	Estimated solely for purposes of Rule 457(c) under the Securities Act of 1933, as amended, for the purpose of calculating the registration fee based on the average of the reported high and low sales prices of the common stock of the Registrant as reported on the Nasdaq National Market on March 2, 2001.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the SEC, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated              , 2001

PRELIMINARY PROSPECTUS

417,519 Shares Common Stock

[LOGO]

PLATO LEARNING, INC.

      All of the common stock of PLATO Learning, Inc. offered under this prospectus are being sold by certain of our stockholders identified under “Selling Stockholders” on page 18. The selling stockholders are offering up to 417,519 shares of our common stock, par value $.01 per share.

      Our common stock is quoted on the Nasdaq National Market under the symbol “TUTR.”

      Investing in our common stock involves certain risks. Before buying any shares you should read the discussion of material risks of investing in our common stock in “Risk Factors” beginning on page 7.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy and adequacy of the disclosures in this prospectus. Any representation to the contrary is a criminal offense.

             , 2001

      You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different from that contained in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of common stock.

PLATO SUMMARY SELECTED CONSOLIDATED FINANCIAL DATA
WASATCH SUMMARY SELECTED FINANCIAL DATA
SUMMARY UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA
FORWARD-LOOKING STATEMENTS
RISK FACTORS
We may not be able to successfully integrate Wasatch and achieve the benefits expected to result from the merger.
UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
WASATCH SELECTED HISTORICAL FINANCIAL DATA
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
EXPENSES
INDEX TO FINANCIAL STATEMENTS
Opinion of Winston & Strawn
Consent of PricewaterhouseCooper LLP
Consent of Tanner+Co.

PROSPECTUS SUMMARY	1

FORWARD-LOOKING STATEMENTS	6

RISK FACTORS	7

Variability in our annual results make it uncertain as to whether we can sustain profitability	7

Potential fluctuations in quarterly results could affect our revenues and profitability for such quarterly periods	7

We may not be able to successfully integrate Wasatch and achieve the benefits expected to result from the merger	7

Competition in our industry is intense and could adversely affect our performance	8

Our reliance on government funding could have a negative effect on revenues	8

There is no assurance that key management personnel will remain with us	8

Misuse or misappropriation of our proprietary rights could adversely affect our performance	8

The trading price of our common stock may be volatile and could fluctuate significantly	9

We may need to raise additional capital in the future which may not be available	10

The future sale of shares of PLATO common stock may negatively affect our stock price	10

Our charter documents and Delaware law may discourage an acquisition of us	10

Because it is unlikely that we will pay dividends, you will only be able to benefit from holding our stock if the stock price appreciates	10

Our financial results could be affected by changes in foreign currency exchange rates or weak economic conditions in foreign markets	10

USE OF PROCEEDS	11

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS	12

WASATCH SELECTED HISTORICAL FINANCIAL DATA	17

SELLING STOCKHOLDERS	18

PLAN OF DISTRIBUTION	20

EXPENSES	20

LEGAL MATTERS	21

EXPERTS	21

AVAILABLE INFORMATION	21

INFORMATION INCORPORATED BY REFERENCE	21

INDEX TO FINANCIAL STATEMENTS	F-1

i

PROSPECTUS SUMMARY

       This summary highlights information contained elsewhere in this prospectus. This summary is not complete and does not contain all the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk Factors” beginning on page 7.

Background

      We enhance the learning process by providing computer-based and e-learning instruction and related services and by offering basic to advanced level courseware in reading, writing, math, science, and life and job skills. The PLATO® Learning System and PLATO® Web Learning Network provide more than 2,000 hours of objective-based, problem solving courseware and include assessment, alignment, and management tools to facilitate the learning process. Our courseware is delivered:

•	via networks;

•	CD-ROM;

•	private intranets; and

•	the Internet.

      In addition, our single topic courseware is available through our e-commerce web site and a growing number of distributors. Our courseware is marketed to middle and high schools, colleges, job training programs, correctional institutions, military education programs, corporations and consumers.

      We were incorporated in June 1989 as Edu Corp. In October 1992 we changed our name to TRO Learning, Inc. and in March 2000 we changed our name to PLATO Learning, Inc. Our operations are comprised of the PLATO Learning, Inc. business and the business of our wholly-owned operating subsidiaries, WILC Acquisition Corporation, CyberEd, Inc. and PLATO, Inc. PLATO, Inc. has two wholly-owned subsidiaries, PLATO Learning (Canada) Inc. in Canada, and PLATO Learning (UK) Ltd., in the United Kingdom. Our principal business offices are located at 10801 Nesbitt Avenue South, Bloomington, Minnesota 55437; Telephone: (952) 832-1000.

Our Strategy

      Our strategy is to address the needs of learners by providing a broad range of interactive, multimedia, self-paced educational and training courseware delivered on personal computers. The critical elements of our business strategy are as follows:

•	target growing market niches that serve a wide range of learners;

•	work closely with clients to design a program of instruction which meets their specific educational and training needs by providing comprehensive, solution-oriented courseware and services to our clients;

•	emphasize sales of solution-oriented education and training courseware and services which generate high profit margins and greater opportunities for growth;

•	utilize the design and structural advantages inherent in our proprietary software development systems to design and produce new courseware and services; and

•	focus on developing the broadest delivery system for our instructional management system and courseware library, including the use of Internet and intranet delivery.

Recent Developments

      On January 31, 2001, we entered into an Agreement and Plan of Merger with Wasatch Interactive Learning Corporation and WILC Acquisition Corporation, our wholly-owned subsidiary, which was subsequently amended on February 20, 2001. We have agreed to issue shares of our common stock to the holders of all of the issued and outstanding common stock of Wasatch. Pursuant to the merger agreement, Wasatch will merge with and into WILC. WILC, as the surviving corporation, will change its name to “Wasatch Interactive Learning Corporation.” As a result, we will own all of the issued and outstanding capital stock of the merged entity and Wasatch stockholders will become our stockholders. All of the selling stockholders will receive the shares of our common stock being offered for sale pursuant to this prospectus upon consummation of the merger.

      The merger agreement generally provides that, at the effective time of the merger, each issued and outstanding share of Wasatch common stock will be automatically converted into the right to receive an aggregate amount of validly issued, fully paid and non-assessable shares of PLATO common stock equal to the merger exchange ratio.

      Assuming the average closing price of our common stock over the five-day period immediately prior to closing of the merger is equal to the closing price of our common stock of $18.88 on March 2, 2001, and based on an estimated 9,255,822 shares of Wasatch common stock outstanding as of the close date of the merger, Wasatch stockholders would receive approximately 635,593 shares of PLATO common stock in the aggregate. These shares delivered pursuant to the Wasatch merger, based upon our assumption, would represent approximately 7% of our issued and outstanding common stock.

      In connection with the Wasatch merger, on March 2, 2001, WILC entered into an agreement with the holder of the 7% convertible debenture issued by Wasatch to purchase the debenture immediately prior to the merger. The purchase price is 110% of the outstanding principal amount of the Wasatch debenture plus accrued interest. WILC expects that it will borrow up to approximately $4.3 million from its existing credit facility to purchase the Wasatch debenture. The credit facility provides for revolving credit loans to us and certain of our affiliates, including WILC. The credit facility terminates on February 26, 2002 and is secured by liens on substantially all of our assets and the assets of certain of our affiliates, including WILC.

      Wasatch is a provider of curriculum-based educational software, also known as courseware. We believe that Wasatch offers software course content that is complementary to our product offerings. We expect that the merger will result in opportunities for us in new markets originally established by Wasatch. However, we may not be able to successfully integrate Wasatch and may not achieve the benefits we expect from the merger. The Wasatch merger might not be consummated on the terms described herein or at all. See “Risk Factors” on pages 7 to 10.

      We expect to consummate the Wasatch merger on or about April 5, 2001, subject to the satisfaction of customary closing conditions.

PLATO SUMMARY SELECTED CONSOLIDATED FINANCIAL DATA

       The following summary historical selected financial data for the fiscal years ended October 31, 2000, 1999, 1998, 1997 and 1996 has been derived from our consolidated financial statements which have been audited by PricewaterhouseCoopers LLP, independent accountants. This historical data is only a summary, and you should read it in conjunction with the historical financial statements, related notes thereto and “Management’s Discussion and Analysis of Results of Operations and Financial Condition” from our annual and quarterly reports which are incorporated into this prospectus by reference.

	Fiscal Year Ended October 31,

	2000	1999	1998	1997	1996

	(In thousands, except per share data)

Statement of Earnings Data:

Revenues by product line:

PLATO	$56,123	$44,135	$39,385	$33,265	$36,980

Aviation Training	—	—	3,893	3,694	4,425

Total revenues	56,123	44,135	43,278	36,959	41,405

Gross profit	49,629	38,783	38,269	30,484	35,192

Selling, general and administrative expense	34,163	26,464	25,408	36,988	27,537

Product development and customer support expense	6,339	5,471	7,341	8,036	5,307

Operating profit (loss)	9,127	6,848	5,520	(14,540)	2,348

Interest expense	971	1,651	2,217	1,480	856

Income tax expense (benefit)	3,096	(10,000)	—	4,061	564

Net earnings (loss)	4,842	15,031	3,068	(20,217)	982

Per Share Data:

Net earnings (loss):

Basic	0.63	2.18	0.48	(3.24)	0.16

Diluted	0.60	2.03	0.47	(3.24)	0.15

	At October 31,

	2000	1999	1998	1997	1996

	(In thousands, except per share data)

Balance Sheet Data:

Total assets	$50,590	$41,188	$27,407	$29,088	$42,327

Long-term debt	—	3,050	3,050	3,050	—

Total liabilities	14,745	17,807	23,738	28,341	21,515

Convertible redeemable preferred stock	—	2,006	—	—	—

Redeemable common stock	—	1,799	—	—	—

Stockholders’ equity	35,845	19,576	3,669	747	20,812

Book value per share	4.36

WASATCH SUMMARY SELECTED FINANCIAL DATA

       The following summary historical selected financial data for the fiscal years ended February 29, 2000 and February 28, 1999 has been derived from Wasatch’s financial statements which have been audited by Tanner + Co. The following summary historical selected financial data for the nine months ended November 30, 2000 and 1999 has been derived from Wasatch’s unaudited financial statements which include, in the judgment of Wasatch’s management, all necessary adjustments to present fairly the data for such period. This historical data is only a summary and you should read it in conjunction with the historical financial statements and related notes thereto contained in the annual and interim period reports which are included in this prospectus.

			Nine Months Ended
	Fiscal Year Ended		November 30,

	February 29, 2000	February 28, 1999	2000	1999

			(unaudited)

	(In thousands, except per share data)

Statement of Operations Data:

Net sales	$2,224	$1,948	$1,118	$1,125

Gross profit	1,773	809	596	722

Research and development expense	587	820	334	445

Sales and marketing expense	455	851	1,023	282

General and administrative expense	578	703	952	388

Income (loss) from operations	153	(1,565)	(1,713)	(393)

Net income (loss)	77	(1,662)	(3,415)	(455)

Per Share Data:

Net income (loss):

Basic	0.02	(0.49)	(0.44)	(0.13)

Diluted	0.02	(0.49)	(0.44)	(0.13)

	At	At
	February 29, 2000	November 30, 2000

		(unaudited)

	(In thousands, except per share data)

Balance Sheet Data:

Total assets	$1,723	$4,158

Long-term debt	42	3,568

Total liabilities	503	4,143

Stockholders’ equity	1,220	15

Book value per share	0.16	—

SUMMARY UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

       The following summary unaudited pro forma consolidated financial data gives effect to the merger with Wasatch as a purchase transaction. The pro forma consolidated statement of earnings data for the fiscal year ended October 31, 2000 is presented as if the merger was completed on November 1, 1999 and we issued 635,762 shares of our common stock. The aggregate number of shares to be issued is based upon an estimated average closing price of our common stock at the effective time of the merger of $18.88 per share, which represents the closing price of our common stock on March 2, 2001. The pro forma consolidated balance sheet data is presented as if the merger was completed on October 31, 2000.

      We present the unaudited pro forma consolidated financial statements in this prospectus for illustrative purposes only and they are not necessarily indicative of our financial position or results of our operations that would have actually been reported had the merger occurred as of the dates indicated nor are they necessarily indicative of our financial position or results of operations and Wasatch’s on a consolidated basis in the future.

Fiscal Year Ended
October 31, 2000

(In thousands,
except per share
data)

Statement of Earnings Data:

Revenues	$57,963

Gross profit	51,277

Selling, general and administrative expense	38,419

Product development and customer support expense	6,932

Operating profit	5,926

Interest expense	2,759

Income tax expense	2,010

Net earnings	1,034

Net earnings per share — diluted	0.11

At
October 31,
2000

(In thousands,
except per share
data)

Balance Sheet Data:

Total assets	$67,973

Long-term debt	65

Total liabilities	20,033

Stockholders’ equity	47,940

Book value per share	5.41

FORWARD-LOOKING STATEMENTS

       Certain statements incorporated by reference or made in this prospectus are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are subject to the safe harbor provisions of the Reform Act. Such forward-looking statements include our statements about:

•	the competitiveness of the computer-based education and training industry;

•	our ability to keep up with changing trends in the industry;

•	our strategies; and

•	other statements that are not historical facts.

      When used in this prospectus, the words “will”, “believe”, “anticipate”, “intend”, “estimate”, “expect”, “project” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We cannot guarantee future results, levels of activity, performance or achievements and you should not place undue reliance on our forward-looking statements. Because such forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements, including:

•	declines in annual financial results;

•	unpredictability of government appropriations;

•	ability to keep up with changing trends in the industry;

•	changes in economic and business conditions (including in the computer-based education and training industry);

•	changes in business strategies; and

•	other factors discussed in “Risk Factors”.

      We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

RISK FACTORS

       Before deciding whether to invest in our common stock, you should carefully consider the risks described below, together with all of the other information included in this prospectus, in any prospectus supplement, in our reports on Forms 10-K, 10-Q and 8-K and in any other documents incorporated by reference in this prospectus. If any of the following risks actually occurs, there could be a material adverse effect on our business, financial condition or results of operations. In this case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Variability in our annual results make it uncertain as to whether we can sustain profitability.

      While we have been profitable subsequent to fiscal 1997, we cannot assure you that we can sustain profitability. Our future combined revenues and profits, if any, will depend upon various factors, including continued market acceptance of our products and services. You should consider the risks, expenses and difficulties frequently encountered in connection with the operation and development of a business following the consummation of a merger including, but not limited to, delays in the expansion, addition and integration of sales and distribution channels, the ability to retain and attract qualified employees and innovation in the design and development of new products and product enhancements.

Potential fluctuations in quarterly results could affect our revenues and profitability for such quarterly periods.

      We have experienced, and may in the future continue to experience, significant fluctuations in our combined revenues and profitability among quarterly periods. These fluctuations could reduce the market price of our common stock. Our revenues and profitability, if any, may fluctuate as a result of many factors, including:

•	the size, timing and product mix of orders;

•	increased competition;

•	loss of significant customers;

•	losses on uncollected accounts receivables;

•	announcements of new products by us or any of our competitors;

•	delays in shipment of existing or new products; and

•	capital spending patterns of our customers.

      Many of our education and training sales are to customers who purchase systems and license courseware on a single procurement basis. Accordingly, we must find new customers or we must sell new or additional products to existing customers in order to maintain and expand our education and training revenue stream. The timing of our revenues is difficult to forecast because the sales cycle is relatively long and our services are affected by both the financial conditions and management decisions of our clients and general economic conditions.

We may not be able to successfully integrate Wasatch and achieve the benefits expected to result from the merger.

      By April 5, 2001, we expect that Wasatch Interactive Learning Corporation will be merged with and into our wholly owned subsidiary. The merger will present challenges to us, including the integration of the operations, technologies and personnel of PLATO and Wasatch, and special risks, including possible unanticipated liabilities, unanticipated costs, diversion of management attention and loss of personnel.

      We cannot assure you that we will successfully integrate or profitably manage Wasatch’s business. In addition, we cannot assure you that, following the merger, our business will achieve sales levels, profitability, efficiencies or synergies that justify the merger or that the merger will result in increased earnings for us in any future period. Also, we may experience slower rates of growth as compared to historical rates of growth of either PLATO or Wasatch independently.

Competition in our industry is intense and could adversely affect our performance.

      The computer-based education and training industry is competitive and demand for particular software and courseware products, systems hardware, and our services may be affected adversely by the increasing number of competitive products from which a prospective customer may choose in our industry. We compete primarily against other organizations offering educational and training software and services. Our competitors include several large companies with substantially greater financial, technical and marketing resources than ours, including Riverdeep Group PLC, Advantage Learning and divisions within Gores Technology Group, Ripplewood, Pearson PLC and McGraw-Hill McMillan, as well as a number of smaller companies. Wasatch’s grades K-8 courseware competes with comprehensive curriculum software publishers, including Computer Curriculum Corporation (NCS Learn), Compass Learning Corporation (formerly Jostens Learning), and Curriculum Advantage Corporation. Wasatch also competes with companies providing single-title retail products, software publishers, Internet content and service providers and computer hardware companies.

      Existing competitors may broaden their product lines and potential competitors may enter the market and/or increase their focus on computer-based education and training, resulting in greater competition for us. These changes or potential changes in the market could have a material adverse effect on our operating results.

Our reliance on government funding could have a negative effect on revenues.

      A substantial portion of our total revenues for the years ended October 31, 2000, 1999 and 1998, are derived from customers substantially dependent on government funding, such as public school systems, community-based organizations and correctional facilities. The government appropriations process is often slow, unpredictable and subject to factors outside our control and several proposals are currently being made to reduce government spending. Curtailments or substantial reductions in government funded or sponsored programs and termination or renegotiation of government-funded contracts could have a material adverse impact on, or result in the delay or termination of, our revenues associated with these programs and contracts.

There is no assurance that key management personnel will remain with us.

      Our future success depends in large part on the continued service of our key technical, marketing, sales and management personnel and on our ability to continue to attract, motivate and retain highly qualified employees, including certain former Wasatch employees. Our key employees may terminate their employment with us at any time. There is competition within the industry for such employees and the process of locating key technical and management personnel with suitable skills and attributes to execute our strategy is often lengthy. Accordingly, the loss of the services of key personnel could have a material adverse effect on our business and operating results.

Misuse or misappropriation of our proprietary rights could adversely affect our performance.

      We regard our courseware and software as proprietary and rely primarily on a combination of statutory and common law copyright, trademark and trade secret laws, customer licensing agreements, employee and third-party nondisclosure agreements and other methods to protect our proprietary rights. We own the Federal registration of the PLATO® trademark. In addition, in 1989 Control Data

Corporation assigned Federally registered copyrights in the PLATO® courseware to us. We have not recorded the assignment of these copyrights because we believe that the additional statutory rights resulting from recordation are not necessary for the protection of our rights therein. We have copyrights in all PLATO® courseware produced since 1989, and have registered our most important coursework with the U.S. Copyright Office. We have not applied for trademark registration at the state level, but have instead relied on our Federal registrations and state common law rights to protect our proprietary information.

      Wasatch owns or licenses all copyrights in its coursework none of which is registered with the U.S. Copyright Office. Wasatch believes that the additional statutory rights resulting from registration of its copyrights are not necessary for the protection of its rights therein. Wasatch has not applied for registration of its trademarks on a state or federal level. Wasatch has instead relied on its state common law with respect to its trademarks. Wasatch does not include in its products any mechanisms to prevent or inhibit unauthorized copying, but generally requires the execution of a license agreement which restricts copying and use of the courseware and software. Wasatch has no knowledge of the unauthorized copying of its products. However, if such copying or misuse were to occur to any substantial degree, Wasatch could be materially adversely affected which after the merger could materially adversely affect us.

      CyberEd owns all copyrights in its computer programs and is registering these copyrights with the U.S. Copyright Office. CyberEd also owns the federal registration of the Cyber Ed® trademark. PLATO does not include in its products any mechanisms to prevent or inhibit unauthorized copying, but generally requires the execution of a license agreement which restricts copying and use of the courseware and software. PLATO has no knowledge of the unauthorized copying of its products. However, if such copying or misuse were to occur to any substantial degree, PLATO could be materially adversely affected.

The trading price of our common stock may be volatile and could fluctuate significantly.

      The price for our common stock has been volatile. The closing market price of our common stock has been listed on the Nasdaq National Market System since December 23, 1992. The closing market price of our common stock has ranged from a high of $25.38 to a low of $3.75. The market price of our common stock may experience fluctuations in the future for a variety of reasons. These include:

•	quarterly variations in our operating results;

•	changes in earnings estimates by analysts;

•	announcements of new contracts or service offerings by us or our competitors;

•	disputes or other developments concerning proprietary rights, including patents and litigation matters and the ability to patent our technologies;

•	additions or departures of key personnel;

•	announcements by us of significant acquisitions, strategic partnerships, joint ventures or capital commitments; and

•	general economic or stock market conditions unrelated to our operating performance

      In particular, the realization of any of the risks described in these “Risk Factors” could have a dramatic and materially adverse impact on the market price of our common stock. In addition, the stock market in recent years has experienced significant price and volume fluctuations which have affected the market prices of companies. These fluctuations may continue to occur and disproportionately impact our stock price. In the past, following periods of volatility in the market price of a company’s securities, securities class-action litigation has often been instituted. This type of litigation could result in substantial costs and a diversion of management’s attention and resources, which could materially affect our business, financial condition or results of operations.

We may need to raise additional capital in the future which may not be available.

      We may not be able to raise capital in the future to meet our liquidity needs and finance our operations and future growth. While we have been profitable subsequent to fiscal 1997, we may not continue to be profitable in the future. We believe that existing cash resources, the amounts available under our senior credit facility and cash generated from operations will be sufficient to satisfy our operating cash needs for the foreseeable future. Any future decreases in our operating income, cash flow, or stockholders’ equity may impair our future ability to raise additional funds to finance operations. As a result, we may not be able to maintain adequate liquidity to support our operations.

The future sale of shares of PLATO common stock may negatively affect our stock price.

      The selling stockholders can sell substantial amounts of our common stock in the public market in connection with this offering which could cause our market price to decline. A substantial number of shares of our common stock issuable upon exercise of outstanding stock options and warrants will become eligible for future sale in the public market at various times. An increase in the number of shares of our common stock in the public market could adversely affect prevailing market prices and could impair our future ability to raise capital through the sale of our equity securities.

Our charter documents and Delaware law may discourage an acquisition of us.

      Provisions of our certificate of incorporation, by-laws, and Delaware law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. We may issue shares of preferred stock in the future without stockholder approval and upon such terms as our board of directors may determine. Our charter and by-laws also provide that special stockholders meetings may be called only by our board of directors with the result that any third-party takeover not supported by the board of directors could be subject to significant delays and difficulties. In addition, our board of directors is divided into three classes, each of which serves for a staggered three-year term, which may make it more difficult for a third party to gain control of our board of directors.

Because it is unlikely that we will pay dividends, you will only be able to benefit from holding our stock if the stock price appreciates.

      We currently intend to retain any future earnings for funding growth and, therefore, do not expect to pay any dividends in the foreseeable future. As a result of not collecting a dividend, there is a risk that you will not experience a return on your investment, unless the price of our common stock appreciates and you sell your shares of common stock.

Our financial results could be affected by changes in foreign currency exchange rates or weak economic conditions in foreign markets.

      We market our products worldwide and have operations in Canada and the United Kingdom. As a result, our financial results could be affected by changes in foreign currency exchange rates or weak economic conditions in foreign markets. Working funds necessary to facilitate the short-term operations of foreign subsidiaries are kept in local currencies in which they do business. Approximately 9% of total revenues were denominated in currencies other than the U.S. dollar for fiscal year ended October 31, 2000.

USE OF PROCEEDS

       We will receive no proceeds from the sale by the selling stockholders of the shares of our common stock in connection with this prospectus.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

       The following unaudited pro forma consolidated financial statements give effect to the Wasatch merger using the purchase method of accounting, and should be read in conjunction with the historical financial statements and the notes thereto of PLATO and Wasatch either included elsewhere or incorporated by reference in this prospectus.

      The following unaudited pro forma condensed consolidated balance sheet of the combined entity as of October 31, 2000 gives effect to the Wasatch merger as if it had occurred on that date. The following unaudited pro forma consolidated statement of earnings for the year ended October 31, 2000 gives effect to the merger as if it had occurred as of November 1, 1999.

      We present the unaudited pro forma consolidated financial statements in this prospectus for illustrative purposes only and they are not necessarily indicative of our financial position or results of operations that would have actually been reported had the merger occurred as of the dates indicated, nor are they necessarily indicative of our financial position or results of operations on a consolidated basis in the future.

Unaudited Pro Forma Condensed Consolidated Balance Sheet

	October 31, 2000

			Pro Forma			Pro Forma
	PLATO (a)	Wasatch (b)	Adjustments			Results

	(In thousands)

ASSETS

Current assets:

Cash and cash equivalents	$6,415	$2,107	$			$8,522

Accounts receivable, net	21,829	91				21,920

Inventories	615	—				615

Prepaid expenses and other current assets	627	83				710

Deferred income taxes	2,315	—				2,315

Total current assets	31,801	2,281				34,082

Equipment and leasehold improvements, net	1,495	198				1,693

Product development costs, net	7,921	689				8,610

Deferred income taxes, net	4,229	—				4,229

Other assets	5,144	733		(400	)(c)	19,359
				13,882	(e)

Total assets	$50,590	$3,901		$13,482		$67,973

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:

Current portion of long-term debt	$600	$25	$			$625

Revolving loan				4,400	(d)	4,400

Accounts payable	1,502	133				1,635

Accrued employee salaries and benefits	4,087	—				4,087

Accrued liabilities	2,129	262		260	(f)	2,706
				55	(g)

Deferred revenue	5,980	88				6,068

Total current liabilities	14,298	508		4,715		19,521

Long-term debt	—	3,578		(3,513	)(d)	65

Deferred revenue	287	—				287

Other liabilities	160	—				160

Total liabilities	14,745	4,086		1,202		20,033

Stockholders’ equity:

Common stock and paid in capital	34,399	6,086		(6,086	)(h)	46,494
				12,000	(i)
				95	(j)

Retained earnings	2,281	(6,271)		6,271	(h)	2,281

Accumulated other comprehensive loss	(835)	—				(835)

Total stockholders’ equity	35,845	(185)		12,280		47,940

Total liabilities and stockholders’ equity	$50,590	$3,901		$13,482		$67,973

Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet

(a)	Reflects the historical balance sheet of PLATO as derived from the October 31, 2000 balance sheet as filed on Form 10-K.

(b)	Reflects the unaudited historical balance sheet of Wasatch as derived from Wasatch’s internal accounting records as of October 31, 2000.

(c)	To eliminate historical carrying value of intangible assets of Wasatch. Intangible assets related to purchase accounting are recorded in (e).

(d)	To adjust the Wasatch historical carrying value of the Wasatch debenture reflecting our purchase of the Wasatch debenture from the existing debenture holders.

(e)	Based upon the merger agreement, we will acquire all of the Wasatch common stock for $12 million in our common stock. Based on the closing price of our common stock on March 2, 2001 of $18.88 per share, this equates to 635,762 shares of our common stock. The purchase price includes estimated direct acquisition costs of $260,000. The estimated allocation of the purchase price to intangible assets and goodwill is based on Wasatch’s unaudited balance sheet at October 31, 2000.

The table below is a summary of the purchase price in excess of net liabilities assumed:

Value of PLATO common stock issued	$12,000,000

Direct acquisition costs	260,000

Value of warrants issued	95,000

Total consideration	12,355,000

Net liabilities assumed	185,000

Adjustment to intangibles	400,000

Debenture redemption adjustment	887,000

Accrued separation benefits	55,000

Estimated fair value of net liabilities assumed	1,527,000

Purchase price in excess of net liabilities assumed	$13,882,000

The purchase price allocation is a pro forma estimate and subject to change upon the closing of the merger. Valuation of identifiable intangible assets will be conducted by an independent third party appraisal firm. Goodwill will be amortized over seven years and identifiable intangible assets will be amortized over their estimated useful lives.

(f)	To accrue estimated direct acquisition costs incurred in connection with the Wasatch merger.

(g)	To accrue estimated separation benefits related to the Wasatch merger.

(h)	To eliminate Wasatch stockholders’ equity accounts.

(i)	To reflect the value of the estimated 635,762 shares of our common stock issued for the Wasatch merger.

(j)	To reflect the estimated value of warrants related to the Wasatch debenture which are to be exchanged for our warrants in connection with the Wasatch merger.

Unaudited Pro Forma Consolidated Statement of Earnings

	For the Fiscal Year Ended October 31, 2000

			Pro Forma			Pro Forma
	PLATO (a)	Wasatch (b)	Adjustments			Results

	(In thousands, except per share amounts)

Revenues	$56,123	$1,840	$			$57,963

Cost of revenues	6,494	492		(300	)(c)	6,686

Gross profit	49,629	1,348		300		51,277

Operating expenses:

Selling, general and administrative	34,163	2,158		2,098	(d)	38,419

Product development and customer support	6,339	593				6,932

Total operating expenses	40,502	2,751		2,098		45,351

Operating profit (loss)	9,127	(1,403)		(1,798)		5,926

Interest expense	971	1,788				2,759

Other expense (income), net	218	(95)				123

Earnings (loss) before income taxes	7,938	(3,096)		(1,798)		3,044

Income tax expense (benefit)	3,096	4		(1,090	)(e)	2,010

Net earnings (loss)	4,842	(3,100)		(708)		1,034

Preferred stock accretion	(129)	—				(129)

Net earnings (loss) available to common stockholders	$4,713	$(3,100)		$(708)		$905

Earnings per share:

Basic	0.63					0.11

Diluted	0.60					0.11

Weighted-average common shares outstanding:

Basic	7,451			636	(f)	8,087

Diluted	7,891			636	(f)	8,527

Notes to Unaudited Pro Forma Consolidated Statement of Earnings

(a)	Reflects the historical statement of earnings of PLATO as derived from the statement of earnings for the year ended October 31, 2000 as filed on Form 10-K.

(b)	Reflects the unaudited historical statement of operations of Wasatch as derived from Wasatch’s internal accounting records for the twelve months ended October 31, 2000.

(c)	To remove amortization of the historical carrying value of Wasatch intangible assets. Amortization of intangible assets related to purchase accounting is recorded in (d).

(d)	To reflect the estimated amortization of intangible assets and goodwill.

(e)	To adjust income tax expense to reflect our effective tax rate as affected by the pro forma adjustments.

(f)	To reflect the estimated additional shares of PLATO common stock outstanding as a result of the Wasatch merger based upon a closing price of our common stock of $18.88 per share on March 2, 2001.

WASATCH SELECTED HISTORICAL FINANCIAL DATA

       The following summary historical selected financial data for the fiscal years ended February 29, 2000 and February 28, 1999 has been derived from Wasatch’s financial statements which have been audited by Tanner + Co. The following summary historical selected financial data for the nine months ended November 30, 2000 and 1999 has been derived from Wasatch’s unaudited financial statements which include, in the judgment of Wasatch’s management, all necessary adjustments to present fairly the data for such period. This historical data is only a summary and you should read it in conjunction with the historical financial statements and related notes thereto contained in the annual and interim period reports which are included in this prospectus.

			Nine Months Ended
	Fiscal Year Ended		November 30,

	February 29, 2000	February 28, 1999	2000	1999

			(unaudited)

	(In thousands, except per share data)

Statement of Operations Data:

Net sales	$2,224	$1,948	$1,118	$1,125

Gross profit	1,773	809	596	722

Research and development expense	587	820	334	445

Sales and marketing expense	455	851	1,023	282

General and administrative expense	578	703	952	388

Income (loss) from operations	153	(1,565)	(1,713)	(393)

Net income (loss)	77	(1,662)	(3,415)	(455)

Per Share Data:

Net income (loss):

Basic	0.02	(0.49)	(0.44)	(0.13)

Diluted	0.02	(0.49)	(0.44)	(0.13)

	At	At
	February 29, 2000	November 30, 2000

		(unaudited)

	(In thousands, except per share data)

Balance Sheet Data:

Total assets	$1,723	$4,158

Long-term debt	42	3,568

Total liabilities	503	4,143

Stockholders’ equity	1,220	15

Book value per share	0.16	—

SELLING STOCKHOLDERS

       The following table sets forth as of March 2, 2001 the respective number of shares of our common stock owned and offered hereby by each selling stockholder which may be sold from time to time by the selling stockholder pursuant to this prospectus. This information has been obtained from the selling stockholders. Because the selling stockholders may sell all or any portion of their shares of our common stock offered by this prospectus, we cannot provide an estimate as to the exact number of shares the selling stockholders will hold after completion of this offering.

      The selling stockholders are receiving the shares of our common stock being offered hereunder in exchange for the common stock of Wasatch beneficially owned by them in connection with the merger of Wasatch into our wholly-owned subsidiary. The number of shares in the table has been calculated based on a closing price of our common stock of $18.88 per share on March 2, 2001, and on an estimated 9,255,822 shares of Wasatch common stock outstanding at the close of the merger. No shares will be sold pursuant to this offering unless and until the merger is effectuated.

      Except as indicated in the footnotes to this table, the persons named in the table have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them. Beneficial ownership and percentage ownership are determined in accordance with the rules of the SEC.

	Shares beneficially owned			Shares to be
	prior to this			sold in the	Share beneficially owned
	offering(a)			offering	after this offering(a)

Name and Address of	Number of			Number of	Number of
Selling Stockholder	shares		Percent	shares	shares		Percent

Barbara J. Morris(b)	283,367	(c)		221,537	61,830	(c)(d)	*
568 East Spruce Glen Salt Lake City, Utah 84107

Carol E. Loomis(b)	113,531	(e)		96,913	16,618	(d)(e)	*
2566 Columbine Court Park City, Utah 84060

Scott Loomis(f)	32,223			32,223			*
2566 Columbine Court Park City, Utah 84060

Johnny R. Thomas	61,032	(g)		41,442	19,590	(g)	*
1700 West Horizon Ridge Parkway Suite 202 Henderson, NV 89012

Hickory Creek LLC	21,203			21,203			*
10050 East Karen Place Tucson, AZ 85748

Dormax LLC	4,201			4,201			*
10050 East Karen Place Tucson, AZ 85748

  *  Less than 1%.

(a)	“Beneficial ownership” generally means any person who directly or indirectly, has or shares voting or investment power with respect to a security or has the right to acquire such power within 60 days. Unless otherwise specified, the selling stockholders have indicated to us that each holder has sole voting and investment power with regard to the equity interests listed as beneficially owned.

(b)	Barbara Morris has been the President and Chief Executive Officer of Wasatch. Upon consummation of the merger, she will be the President of the surviving entity. Carol Loomis has been the Vice President of Development of Wasatch and upon consummation of the merger will be the Vice President of Development of the surviving entity.

(c)	Includes 30,915 shares of our common stock issuable upon exercise of Wasatch class A warrants (which upon consummation of the merger will become warrants to purchase our common stock) held by Ms. Morris and 30,915 shares issuable upon exercise of Wasatch class B warrants (which upon consummation of the merger will become warrants to purchase our common stock). Excludes the shares of common stock held by Hickory Creek LLC and Dormax LLC, entities established for estate planning purposes, of which Ms. Morris is not a manager, exercises no control to vote or dispose of the shares, and disclaims beneficial ownership.

(d)	Includes shares that are subject to a lock-up agreement between the selling stockholder and us. Ms. Morris and Ms. Loomis are entitled to vote such shares and receive dividends thereon, but may not transfer, sell or encumber such shares until the earlier to occur of the first anniversary of the merger or the termination of the employment of the selling stockholder with us.

(e)	Includes 8,309 shares of common stock issuable upon exercise of Wasatch class A warrants (which upon consummation of the merger will become warrants to purchase our common stock) held by Ms. Loomis and up to 8,309 shares issuable upon exercise of Wasatch class B warrants (which upon consummation of the merger will become warrants to purchase our common stock). Excludes the shares of common stock held by Desert Allegro LLC and Berea Holdings LLC, entities established by Scott Loomis, the husband of Ms. Loomis, with pre-marital assets, of which Ms. Loomis is not a beneficiary or a manager, exercises no control to vote or dispose of the shares, and of which she disclaims beneficial ownership.

(f)	Mr. Loomis is the sole member of each of Desert Allegro LLC and Berea Holdings LLC, which upon consummation of the merger is expected to beneficially own the number of shares of our common stock set forth below:

Desert Allegro LLC	22,777

Berea Holdings LLC	9,446

Mr. Loomis disclaims beneficial ownership of the shares of our common stock held by Carol Loomis.

(g)	Mr. Thomas is expected to own upon consummation of the merger 5,873 shares of our common stock in his individual capacity. In addition, Mr. Thomas is expected to be the sole beneficial owner of the number of shares of our common stock upon consummation of the merger set forth below held by other entities:

JRT Trust	3,893

Estancia LLC	6,870

Manzano Limited Partnership	7,561

Falcon Financial Group LLC	8,381

Meadow Lark Holding LLC	8,862

In addition Mr. Thomas is the beneficial owner of 9,795 shares of our common stock issuable upon exercise of Wasatch class A warrants which upon consummation of the merger will become warrants to purchase our common stock and 9,795 shares issuable upon exercise of Wasatch class B warrants which upon consummation of the merger will become warrants to purchase our common stock.

      Unless otherwise indicated, the selling stockholders identified above may sell, transfer or otherwise dispose of all or a portion of their shares of our common stock in transactions exempt from the registration requirements of the Securities Act of 1933. The selling stockholders may sell all, part or none of the securities listed above.

PLAN OF DISTRIBUTION

       The selling stockholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of our common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

      The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

      The selling stockholders may also engage in short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades. The selling stockholders may pledge their shares to their brokers under the margin provisions of customer agreements. If a selling stockholder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares.

      Broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders or, if any broker-dealer acts as agent for the purchaser or shares, from the purchaser, in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

      The selling stockholders and broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Neither the selling stockholders nor us can presently estimate the amount of such commission or discount. We know of no existing arrangements between the selling stockholders and any broker-dealers or agents.

EXPENSES

       We have agreed to pay the expenses incurred in connection with the preparation and filing of this prospectus and the related registration statement, except for commissions of brokers or dealers and any transfer fees incurred in connection with the sales of our common stock by the selling stockholders, which will be paid by the selling stockholders. We have also agreed to pay the fees and expenses incurred in connection with the registration or qualification of the common stock for sale under state securities laws.

LEGAL MATTERS

       The validity of the shares of our common stock will be passed upon for us by Winston & Strawn, Chicago, Illinois.

EXPERTS

       The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the fiscal year ended October 31, 2000 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

      The consolidated financial statements of Wasatch for the years ended February 28, 1999 and February 29, 2000 in this prospectus and elsewhere in the registration statement have been audited by Tanner & Co., independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of them as experts in accounting and auditing.

AVAILABLE INFORMATION

       We file annual, quarterly, and current reports and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information on file at the SEC’s public reference room in Washington, D.C. You can request copies of those documents, upon payment of a duplicating fee, by writing to the SEC.

      This prospectus, which constitutes part of the registration statement, does not contain all of the information included in the registration statement. You should refer to the exhibits attached to the registration statement. The references to any contract or other document are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document.

      You may review a copy of the registration statement at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC’s regional offices in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the operation of public reference rooms. Our SEC filings and registration statements can also be reviewed by accessing the SEC’s Internet site at http://www.sec.gov.

INFORMATION INCORPORATED BY REFERENCE

       The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede the information in this prospectus. We incorporate by reference the documents listed below filed by us (File No. 0-20842) with the SEC until all of the shares offered by this prospectus are sold:

•	Annual Report on Form 10-K for the fiscal year ended October 31, 2000 filed with the SEC on January 17, 2001;

•	Reports on Form 8-K filed November 29, 2000 and December 29, 2000;

•	Proxy Statement for 2001 Annual Meeting of Stockholders on Schedule 14A filed February 1, 2001;

•	the description of our common stock, par value, $.01 per share, which is contained in the registration statement on Form 8-A filed with the SEC on November 12, 1992 under the Exchange Act of 1934, including any subsequent amendment or any report filed for the purpose of updating such description; and

•	All documents filed by us with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of this offering.

      Any statement contained in a document or a portion of which is incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

      We will provide without charge to each person to whom a copy of this prospectus is delivered, on the written or oral request of any such person, a copy of any and all of the documents incorporated herein by reference (other than exhibits not specifically incorporated herein by reference). Requests for such copies should be directed to PLATO Learning, Inc., 10801 Nesbitt Avenue South, Bloomington, Minnesota 55437, Attention: Investor Relations, Telephone: (952) 832-1000.

INDEX TO FINANCIAL STATEMENTS

Page

Financial Statements:

WASATCH INTERACTIVE LEARNING CORPORATION

Financial Statements for the Years Ended February 29, 2000 and February 28, 1999:

Auditors’ Report	F-2

Balance Sheet	F-3

Statement of Operations	F-4

Statement of Stockholders’ Equity	F-5

Statement of Cash Flows	F-6

Notes to Financial Statements	F-7

Condensed Financial Statements for the Nine Months Ended November 30, 2000 and 1999:

Condensed Balance Sheet	F-17

Condensed Statements of Operations	F-18

Condensed Statement of Cash Flows	F-19

Notes to Condensed Financial Statements	F-20

Tanner + Co.

675 East 500 South, Suite 640
Salt Lake City, Utah 84102

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders

of Wasatch Interactive Learning Corporation

      We have audited the balance sheet of Wasatch Interactive Learning Corporation (the Company) as of February 29, 2000, and the related statements of operations, stockholders’ equity, and cash flows for the years ended February 29, 2000 and February 28, 1999. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wasatch Interactive Learning Corporation as of February 29, 2000, and the results of its operations and its cash flows for the years ended February 29, 2000 and February 28, 1999, in conformity with generally accepted accounting principles.

Salt Lake City, Utah

March 24, 2000,
except for Notes 16 and 20
which are dated
April 14, 2000

WASATCH INTERACTIVE LEARNING CORPORATION

BALANCE SHEET

February 29, 2000

ASSETS

Current assets:

Cash	$72,000

Receivables	892,000

Other	55,000

Total current assets	1,019,000

Property and equipment, net	104,000

License agreement, net	600,000

$1,723,000

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:

Accounts payable	$58,000

Accrued expenses	283,000

Income tax payable	1,000

Deferred revenue	78,000

Current portion of long-term debt	41,000

Total current liabilities	461,000

Long-term debt	42,000

Total liabilities	503,000

Commitments	—

Stockholders’ equity:

Common stock, $.0001, par value, 100,000,000 shares authorized; 7,658,334 shares issued and outstanding	1,000

Additional paid-in capital	4,087,000

Stock subscription receivable	(84,000)

Accumulated deficit	(2,784,000)

Total stockholders’ equity	1,220,000

$1,723,000

See accompanying notes to financial statements.

WASATCH INTERACTIVE LEARNING CORPORATION

STATEMENT OF OPERATIONS

	Years Ended
	February 29 and 28,

	2000	1999

Net sales	$2,224,000	$1,948,000

Cost of sales	451,000	1,139,000

Gross profit	1,773,000	809,000

Operating expenses:

Research and development	587,000	820,000

Sales and marketing	455,000	851,000

General and administrative	578,000	703,000

	1,620,000	2,374,000

Income (loss) from operations	153,000	(1,565,000)

Other income (expense):

Interest income	1,000	—

Interest expense	(76,000)	(97,000)

Income (loss) before (provision) benefit for income taxes	78,000	(1,662,000)

(Provision) benefit for income taxes	(1,000)	—

Net income (loss)	$77,000	$(1,662,000)

Net income (loss) per share — basic and diluted	$.02	$(.49)

Weighted average common shares — basic and diluted	3,855,000	3,379,000

See accompanying notes to financial statements.

WASATCH INTERACTIVE LEARNING CORPORATION

STATEMENT OF STOCKHOLDERS’ EQUITY

Years Ended February 29, 2000 and February 28, 1999

	Common Stock		Additional	Stock
			Paid-in	Subscription	Accumulated
	Shares	Amount	Capital	Receivable	Deficit	Total

Balance, March 1, 1998	15,000,000	$1,500,000	$—	$—	$(1,199,000)	$301,000

Restatement for reverse acquisition of AG Holdings, Inc. by Wasatch Interactive (see Note 1)	(11,621,442)	(1,500,000)	1,500,000	—	—	—

Net loss	—	—	—	—	(1,662,000)	(1,662,000)

Balance, February 28, 1999	3,378,558	—	1,500,000	—	(2,861,000)	(1,361,000)

Stock issued for:

Cash	234,419	—	1,220,000	—	—	1,220,000

Debt	90,763	—	394,000	—	—	394,000

Receivable	59,799	—	334,000	(84,000)	—	250,000
Acquisition of AG Holdings, Inc.

(see Note 1)	3,894,795	1,000	(19,000)	—	—	(18,000)

Contribution of capital	—	—	658,000	—	—	658,000

Dividend on common stock	—	—	—	—	—	—

Net income	—	—	—	—	77,000	77,000

Balance, February 29, 2000	7,658,334	$1,000	$4,087,000	$(84,000)	$(2,784,000)	$1,220,000

See accompanying notes to financial statements.

WASATCH INTERACTIVE LEARNING CORPORATION

STATEMENT OF CASH FLOWS

	Years Ended February 29 and 28,

	2000	1999

Cash flows from operating activities:

Net income (loss)	$77,000	$(1,662,000)

Adjustments to reconcile net income (loss) to net cash used in operating activities:

Provision for losses on receivables	(5,000)	(10,000)

Depreciation and amortization	381,000	375,000

Gain on disposal of assets	(1,000)	—

(Increase) decrease in:

Receivables	(463,000)	(84,000)

Inventory	—	23,000

Other assets	(45,000)	19,000

Increase (decrease) in:

Cash overdraft	(16,000)	16,000

Accounts payable	(26,000)	(34,000)

Accrued expenses	(393,000)	414,000

Income tax payable	1,000	—

Deferred revenue	(50,000)	14,000

Net cash used in operating activities	(540,000)	(929,000)

Cash flows from investing activities:

Purchases of property and equipment	(41,000)	—

Proceeds from disposal of assets	9,000	—

Net cash used in investing activities	(32,000)	—

Cash flows from financing activities:

Payments on note payable	(417,000)	(93,000)

Payments on long-term debt	(159,000)	(116,000)

Proceeds from issuance of stock	1,220,000	—

Proceeds from long-term debt	—	185,000

Net cash provided by (used in) financing activities	644,000	(24,000)

Net increase (decrease) in cash	72,000	(953,000)

Cash, beginning of year	—	953,000

Cash, end of year	$72,000	$—

See accompanying notes to financial statements.

WASATCH INTERACTIVE LEARNING CORPORATION

NOTES TO FINANCIAL STATEMENTS

February 29, 2000 and February 28, 1999

1.  Organization and Presentation

      On January 20, 2000, Wasatch Interactive Learning Corporation (formerly AG Holdings, Inc.) (WILC) merged in Wasatch Interactive Learning Corporation of Utah (the Acquiree) (collectively the Company). The terms of the agreement provide that the stockholders of the Acquiree received 3,605,205 shares of WILC common stock.

      The financial statements at February 29, 2000 and February 28, 1999 assume the acquisition of WILC by the Acquiree, occurred March 1, 1998. Because the shares issued in the acquisition of the Acquiree represent control of the total shares of WILC’s common stock issued and outstanding immediately following the acquisition, the Acquiree is deemed for financial reporting purposes to have acquired WILC in a reverse acquisition. The business combination has been accounted for as a recapitalization of WILC giving effect to the acquisition of 100% of the outstanding common shares of the Acquiree. The surviving entity reflects the assets and liabilities of WILC and the Acquiree at their historical book value and the historical operations of the Company is that of the Acquiree’s. The issued common stock is that of WILC and the accumulated deficit is that of the Acquiree. The statement of operations is that of the Acquiree for the years ended February 29, 2000 and February 28, 1999 and that of WILC from January 20, 2000 (date of acquisition) through February 29, 2000. Separate breakout of operations for WILC have not been presented as the amounts not related to the Acquiree are immaterial.

2.  Nature of Business Activities

      The Company’s primary business is the development and sales of curriculum based educational software and related services for use by educational institutions throughout the United States.

3.  Significant Accounting Policies

  Cash and Cash Equivalents

      For purposes of the statement of cash flows, cash includes all highly liquid investments with original maturities of three months or less.

  Property and Equipment

      Property and equipment are recorded at cost, less accumulated depreciation and amortization. Depreciation and amortization on capital leases and property and equipment is determined using the straight-line method over the estimated useful lives of the assets or terms of the lease. Expenditures for maintenance and repairs are expensed when incurred and betterments are capitalized. Gains and losses on sale of property and equipment are reflected in net income.

  License Agreement

      The license agreement reflects the payment of cash in exchange for certain rights to market and sell software to the education market. The license agreement is being amortized on a straight-line basis over five years.

WASATCH INTERACTIVE LEARNING CORPORATION

NOTES TO FINANCIAL STATEMENTS — (Continued)

  Income Taxes

      Income taxes are determined in accordance with Statement of Financial Accounting Standards (“SFAS”) 109, which requires recognition of deferred income tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income tax liabilities and assets are determined based on the difference between financial statement and tax bases of assets and liabilities using estimated tax rates in effect for the year in which the differences are expected to reverse. SFAS 109 also provides for the recognition of deferred tax assets only if it is more likely than not that the asset will be realized in future years.

  Revenue Recognition and Deferred Revenue

      Revenue from software sales is generally recognized when the software has been shipped, collectibility is probable, and there are no significant obligations remaining.

      Revenue attributable to software support and enhancements is recognized ratably over the contracts life, generally within twelve months.

  Research and Development

      Research and development expenditures are charged to operations as incurred.

  Advertising

      The Company expenses advertising production costs as they are incurred and advertising communication costs the first time the advertising takes place. During the years ended February 29, 2000 and February 28, 1999, the Company had advertising expenses aggregating approximately $2,000 and $1,000, respectively.

  Earnings Per Share

      The computation of basic earnings per common share is based on the weighted average number of shares outstanding during each year.

      The computation of diluted earnings per common share is based on the weighted average number of shares outstanding during the year plus the common stock equivalents, which would arise from the exercise of stock options and warrants outstanding using the treasury stock method and the average market price per share during the year. Common stock equivalents are not included in the diluted earnings per share calculation when their effect is antidilutive. The stock options and warrants had no dilative effect on the net income for the year ended February 29, 2000.

  Concentration of Credit Risk

      Financial instruments which potentially subject the Company to concentration of credit risk consist primarily of trade receivables. In the normal course of business, the Company provides credit terms to its customers. Accordingly, the Company performs ongoing credit evaluations of its customers and maintains allowances for possible losses which, when realized, have been within the range of management’s expectations.

WASATCH INTERACTIVE LEARNING CORPORATION

NOTES TO FINANCIAL STATEMENTS — (Continued)

      The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

  Use of Estimates in the Preparation of Financial Statements

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions, primarily related to software revenue recognition, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Reclassification

      Certain amounts in the prior year financial statements have been reclassified to conform with the current year presentation.

4.  Receivables

      Receivables are comprised of the following at February 29, 2000:

Trade receivables	$642,000

Stock subscription receivable	250,000

$892,000

5.  Property and Equipment

      Property and equipment consists of the following at February 29, 2000:

Computers and equipment	$299,000

Office furniture and fixtures	19,000

318,000

Less accumulated depreciation and amortization	(214,000)

$104,000

      Depreciation and amortization expense for the years ended February 29, 2000 and February 28, 1999 totaled $81,000 and $75,000, respectively.

6.  License Agreement

      The license agreement consists of the following at February 29, 2000:

Software License Agreement	$1,500,000

Less accumulated amortization	(900,000)

$600,000

      Amortization expense for each of the years ended February 29, 2000 and February 28, 1999 was $300,000.

WASATCH INTERACTIVE LEARNING CORPORATION

NOTES TO FINANCIAL STATEMENTS — (Continued)

7.  Accrued Expenses

      Accrued expenses consist of the following at February 29, 2000:

Commissions	$138,000

Payroll and benefits	116,000

Other	29,000

$283,000

8.  Long-Term Debt

      Long-term debt is comprised of the following at February 29, 2000:

Note payable to a financial institution in monthly installments of $8,207, including interest at 11%, secured by accounts receivable, inventory and property and equipment, guaranteed by an officer, due April 30, 2000	$16,000

Capital lease obligations (see note 9)	67,000

83,000

Less current portion	(41,000)

$42,000

      Future maturities of long-term debt are as follows:

Years Ending February 28:	Amount

2001	$41,000

2002	13,000

2003	12,000

2004	10,000

2005	7,000

$83,000

9.  Capital Lease Obligations

      The Company leases certain office equipment and furniture, under noncancellable capital leases. The terms of the leases include options to purchase the equipment at the end of the lease, and have imputed interest rates ranging from 11% to 18%.

WASATCH INTERACTIVE LEARNING CORPORATION

NOTES TO FINANCIAL STATEMENTS — (Continued)

      Future minimum lease payments at February 29, 2000 are as follows:

Years Ending February 28:	Amount

2001	$32,000

2002	17,000

2003	15,000

2004	12,000

2005	7,000

83,000

Less amount representing interest	(16,000)

Present value of future minimum lease payments	$67,000

      Property and equipment under capital lease at February 29, 2000 are as follows:

Computers and equipment	$113,000

Office furniture and fixtures	19,000

132,000

Less accumulated amortization	(69,000)

$63,000

      Amortization expense for the years ended February 29, 2000 and February 28, 1999 was $31,000, and $27,000, respectively.

10.  Income Taxes

      The (provision) benefit for income taxes differs from the amount computed at federal statutory rates as follows for the year ended:

	February 29,	February 28,
	2000	1999

Income tax (provision) benefit at statutory rates	$(27,000)	$565,000

Forgiveness of accrued salaries	(73,000)	(85,000)

Other	(1,000)	(1,000)

Change in valuation allowance	100,000	(479,000)

	$(1,000)	$—

      Deferred tax assets consist of the following at February 29, 2000:

Net operating loss carryforward	$510,000

Excess book depreciation and amortization over tax	205,000

Other accrued liabilities	2,000

Valuation allowance	(717,000)

$—

      At February 29, 2000, the Company has net operating loss carryforwards for tax purposes of approximately $1,500,000 which are available to offset future taxable income. The Tax Reform Act of 1986 limits the annual amount that can be utilized for certain of these carryforwards as a result of

WASATCH INTERACTIVE LEARNING CORPORATION

NOTES TO FINANCIAL STATEMENTS — (Continued)

the greater than 50% change in ownership. In addition, the nature of the Company’s operations must remain substantially the same for a period of two years following the merger or the net operating loss will be deemed forfeited. The net operating loss carryforwards begin to expire in 2017. A valuation allowance has been established for the net deferred tax asset due to the uncertainty of realization caused by the recurring losses generated in previous years.

11.  Supplemental Cash Flow Information

  February 29, 2000

•	The Company satisfied $394,000 of long-term debt due to officers and a shareholder through issuance of common stock.

•	The Company acquired computer equipment in exchange for capital lease obligations totaling $56,000.

•	For financial statement purposes, the Company purchased all of the outstanding common stock of AG Holdings, Inc. in a reverse acquisition transaction. The Company issued shares of common stock and recorded net liabilities from the acquisition of $18,000.

•	The Company issued common stock in exchange for stock subscription receivables totaling $334,000, of which $250,000 was received in March 2000 and, therefore, has been classified as a current asset.

•	The Company had two officers forgive accrued salaries for the years 1997, 1998 and 1999 which aggregated $658,000. The forgiveness was recorded as a contribution of capital.

  February 28, 1999

•	The Company purchased property and equipment in the amount of $16,546 with long-term debt.

  Supplemental Disclosures of Cash Flow Information:

      Operations reflect actual amounts paid for interest and income taxes as follows for the year ended:

	February 29,	February 28,
	2000	1999

Interest paid	$76,000	$88,000

Income taxes paid	$—	$—

12.  Major Customers

      Sales of computer software and related services to customers accounting for more than 10% of total sales are as follows for the years ended February 29 and 28:

Major Customers	2000	1999

School A	$380,000	$218,000

School B	$244,000	$257,840

WASATCH INTERACTIVE LEARNING CORPORATION

NOTES TO FINANCIAL STATEMENTS — (Continued)

13.  Related Party Transactions

      During the year ended February 29, 2000, the Company satisfied debt of $394,000 due certain officers and a shareholder by issuing them common stock. In addition, these same officers made capital contributions to the Company by forgiving accrued salaries due to them totaling $658,000.

14.  Profit Sharing Plan

      The Company has a 401(k) retirement savings plan (the Plan). All full-time employees who are at least 18 years of age and have a minimum of eight months of service are eligible to participate. The Plan allows for matching contributions by the Company which are limited to two percent of the employee’s gross wages up to certain limits. The Company made no contributions to the Plan during the years ended February 29, 2000 and February 28, 1999.

15.  Commitments and Contingencies

  Operating Lease

      The Company leases certain office space pursuant to a lease agreement which terminates on March 30, 2002 or sooner if the Company provides the Lessor with twelve months prior written notice. Under this lease, the Company recognized rent expense of approximately $101,000, and $143,000 for the years ended February 29, 2000 and February 28, 1999, respectively.

      Future minimum payments under the operating lease are as follows:

Year Ending	Amount

2001	$140,000

2002	147,000

2003	9,000

$296,000

  Employment Agreements

      The Company has entered into employment agreements with certain officers. The agreements provide the officers with an annual base salary, vacation time, business expense reimbursement and the grant of options to purchase 550,000 shares of Company stock. The options have exercise prices ranging from $4.00 to $10.00 a share and vest incrementally over a period not to exceed approximately four years. In the event there is a material change to the President’s and Vice President’s duties or if the Company ownership is significantly changed, with such event resulting in the President and Vice-President being terminated or resigning, all unvested options will vest immediately and the President and Vice-President will be entitled to receive their salaries plus benefits for a period of up to two years and six months. In return, the officers have covenanted not to compete or disclose proprietary information during their employment and for a period of two years after termination.

      In addition, the Company has entered into employment agreements with certain employees. The agreements provide the employees with an annual salary, vacation time, business expense reimbursement and the grant of options to purchase a total of 80,000 shares of Company stock. The stock options have exercise prices ranging from $5.00 to $8.00 a share and vest in one case based on the attainment of certain annual revenue goals and in the other case over a period of three years.

WASATCH INTERACTIVE LEARNING CORPORATION

NOTES TO FINANCIAL STATEMENTS — (Continued)

  Royalty Agreements

      The Company has entered into an agreement that provides it with a perpetual, worldwide software license. The agreement requires payment of royalties based on sales of the licensed software through February 2002. In addition, the agreement allows the Company to purchase the exclusive right to sell the licensed software to the educational market for a minimum annual royalty of $500,000. As of February 29, 2000, minimum royalties paid exceeded the actual royalties due by approximately $580,000. Under the agreement, these excess royalties paid can be applied to future royalties due. During the year ended February 29, 2000, the Company utilized approximately $60,000 in previously paid royalty credit. Royalty expense totaled approximately $500,000 for the year ended February 28, 1999.

      In addition, the Company has entered into an agreement with a California corporation, to license certain text-to-speech voice technology. A royalty is due for each unit of software sold by the Company that incorporates the technology. Royalty expense under this agreement for the years ended February 29, 2000 and February 28, 1999 totaled approximately $3,000, and $5,000, respectively.

  Consulting Agreements

      The Company has agreed to pay one of its principal shareholders a fee of 2.5% of the gross proceeds received from a lender or equity investor introduced to the Company by the principal shareholder. Additionally, the Company has agreed to pay a fee of up to 2.0% of the gross consideration paid in connection with an acquisition of an entity introduced to the Company by the principal shareholder. During the years ended February 29, 2000 and February 28, 1999, the Company did not incur any expenses related to these agreements.

16.  Stock Options and Warrants

      The Company has adopted a stock option plan (2000 Stock Option Plan) where it is authorized to issue up to 1,500,000 shares of common stock to officers, directors, employees, consultants and other advisors. The Plan permits the granting of options and nonstatutory stock options. As of February 29, 2000 options have been granted to purchase 630,000 shares under the stock option plan.

      Information regarding stock options and warrants is summarized below:

	Number of	Option and
	Options and	Warrant Price
	Warrants	Per Share

Outstanding at March 1, 1999	—	$—

Granted	3,693,334	4.00 – 28.00

Exercised	—	—

Forfeited	—	—

Outstanding at February 29, 2000	3,693,334	$4.00 – 28.00

      The Company has adopted the disclosure only provisions of Statement of Financial Accounting Standards (SFAS) No. 123, “Accounting for Stock-Based Compensation.” Accordingly, no compensation expense has been recognized for stock options and warrants granted to employees. Had compensation expense for the Company’s stock options and warrants been determined based on the

WASATCH INTERACTIVE LEARNING CORPORATION

NOTES TO FINANCIAL STATEMENTS — (Continued)

fair value at the grant date consistent with the provisions of SFAS No. 123, the Company’s results of operations would have been reduced to the pro forma amounts indicated below:

	Years Ended
	February 29 and 28,

	2000	1999

Net income (loss) — as reported	$77,000	$(1,662,000)

Net loss — pro forma	$(253,000)	$(1,662,000)

Income (loss) per share — as reported	$.02	$(.49)

Loss per share — pro forma	$(.07)	$(.49)

      The fair value of each option and warrant grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	February 29 and 28,

	2000	1999

Expected dividend yield	$—	$—

Expected stock price volatility	.01%	—

Risk-free interest rate	8%	—

Expected life of options and warrants	2 - 5 years	—

      The weighted average fair value of options and warrants granted during 2000 and 1999, was $.29, and $0, respectively.

      The following table summarizes information about stock options and warrants outstanding at February 29, 2000:

	Outstanding			Exercisable

		Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
	Number	Contractual	Exercise	Number	Exercise
Exercise Price	Outstanding	Life (Years)	Price	Exercisable	Price

$ 4.00 – 5.00	243,333	4.90	$4.59	100,000	$4.00

6.00 – 8.00	286,667	4.90	7.00	—	—

10.00 – 14.00	1,631,667	2.14	13.75	1,531,667	14.00

99.99 – 28.00	1,531,667	3.96	28.00	—	—

$ 4.00 – 28.00	3,693,334	3.29	$18.53	1,631,667	$13.39

17.  Dividend on Common Stock

      On February 15, 2000, the Company issued as a dividend to all stockholders an “A” and “B” warrant. The “A” warrants entitle each shareholder who has 5 shares of the Company’s common stock to acquire one additional share for $14 prior to February 15, 2002 plus a “B” warrant. The “B” warrant entitles each shareholder one additional share of the Company’s common stock for $28 prior to February 15, 2004. There were no amounts recorded in the financial statements for this dividend because the fair value of these warrants was determined to be $0 using the Black-Scholes pricing model.

WASATCH INTERACTIVE LEARNING CORPORATION

NOTES TO FINANCIAL STATEMENTS — (Continued)

18.  Fair Value of Financial Instruments

      The Company’s financial instruments consist of cash, receivables, payables, and notes payable. The carrying amount of cash, receivables, and payables approximates fair value because of the short-term nature of these items. The carrying amount of notes payable approximates fair value as the individual borrowings bear interest at market interest rates.

19.  Recent Accounting Pronouncements

      In June 1999, the FASB issued SFAS No. 137, “Accounting for Derivative Instruments and Hedging Activities — Deferral of the Effective date of FASB Statement No. 133.” SFAS 133 establishes accounting and reporting standards for derivative instruments and requires recognition of all derivatives as assets or liabilities in the statement of financial position and measurement of those instruments at fair value. SFAS 133 is now effective for fiscal years beginning after June 15, 2000. The Company believes that the adoption of SFAS 133 will not have any material effect on the financial statements of the Company.

20.  Subsequent Events

      On March 16, 2000, the Company issued a convertible debenture and warrants to purchase 196,078 shares of the Company’s common stock. The debenture bears interest at a 7% rate, is convertible with certain limitations, into common stock at anytime subsequent to April 17, 2000 and prior to March 16, 2003 at a rate of the lesser of $6.25 per share or 80% of the Company’s stock price for any five non-consecutive trading days during the twenty day trading period prior to conversion. The gross proceeds were $4 million with the Company realizing approximately $3,580,000. Under terms of its agreement with a major shareholder, the Company paid a commission of $100,000 to the shareholder for their assistance in obtaining the convertible debenture (see Note 15).

      On April 14, 2000, the Company entered into a non binding letter of intent to modify the terms of its royalty agreement described in note 15. The non binding letter of intent which is subject to a final agreement and approval provides that the Company will have perpetual exclusivity and will have a royalty obligation of 2.5% of all revenues from the licensed technology commencing March 1, 2000 on a binding basis.

      On April 14, 2000, the Company amended the employment agreements of the Company’s President and Vice President. The amended terms provide that if the Company issues in excess of 9.0 million shares of its common stock in connection with its efforts to raise net proceeds of $7.5 million through sales of its equity securities, including through the sale of convertible debt securities, the Company will issue additional shares of its common stock to these officers to avoid dilution of their respective percentage ownership interests in the Company’s common stock and the cash to pay taxes on the additional shares issued.

WASATCH INTERACTIVE LEARNING CORPORATION

CONDENSED BALANCE SHEET

November 30, 2000

(Unaudited)

ASSETS

Current assets:

Cash	$1,807,000

Receivables, net	490,000

Other	34,000

Total current assets	2,331,000

Property and equipment, net	191,000

License agreements, net	375,000

Other intangibles, net	1,261,000

Total assets	$4,158,000

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:

Accounts payable	$80,000

Accrued expenses	342,000

Deferred revenue	128,000

Current portion of long-term debt	25,000

Total current liabilities	575,000

Long-term debt	3,568,000

Total liabilities	4,143,000

Stockholders’ equity

Common stock, $.0001 par value, 100,000,000 shares authorized; 8,842,114 shares issued and outstanding	1,000

Additional paid-in capital	6,421,000

Stock subscription receivable	(209,000)

Accumulated deficit	(6,198,000)

Total stockholders’ equity	15,000

Total liabilities and stockholders’ equity	$4,158,000

WASATCH INTERACTIVE LEARNING CORPORATION

CONDENSED STATEMENTS OF OPERATIONS

	Nine Months	Nine Months
	Ended	Ended
	November 30, 2000	November 30, 1999

	(Unaudited)	(Unaudited)

Net sales	$1,118,000	$1,125,000

Cost of sales	522,000	403,000

Gross profit	596,000	722,000

Operating expenses:

Research and development	334,000	445,000

Sales and marketing	1,023,000	282,000

General and administrative	952,000	388,000

	2,309,000	1,115,000

Loss from operations	(1,713,000)	(393,000)

Other income (expense):

Interest income	103,000	—

Interest expense	(1,804,000)	(61,000)

Loss before provision for income taxes	(3,414,000)	(454,000)

Income taxes	(1,000)	(1,000)

Net loss	$(3,415,000)	$(455,000)

Net loss per share — basic and diluted	$(.44)	$(.13)

Weighted average common shares — basic and diluted	7,760,000	3,375,000

WASATCH INTERACTIVE LEARNING CORPORATION

CONDENSED STATEMENTS OF CASH FLOWS

	Nine Months	Nine Months
	Ended	Ended
	November 30, 2000	November 30, 1999

	(Unaudited)	(Unaudited)

Cash flows from operating activities:

Net loss	$(3,415,000)	$(455,000)

Adjustments to reconcile net loss to net cash provided by (used in) operating activities:

Depreciation and amortization	375,000	283,000

Amortization of debenture beneficial conversion feature	1,602,000	—

Gain on disposition of assets	—	(1,000)

Common stock issued for services	113,000	—

(Increase) decrease in:

Receivables	402,000	142,000

Other assets	21,000	—

Increase (decrease) in:

Accounts payable	22,000	(22,000)

Accrued expenses	58,000	260,000

Deferred revenue	50,000	(44,000)

Net cash provided by (used in) operating activities	(772,000)	163,000

Cash flows from investing activities:

Software development	(941,000)	—

Purchase of property and equipment	(91,000)	(8,000)

Net cash used in investing activities	(1,032,000)	(8,000)

Cash flows from financing activities:

Cash overdraft	—	(15,000)

Proceeds from notes payable	—	83,000

Proceeds from issuance of stock	—	120,000

Proceeds from long-term debt	3,580,000	—

Payments on long-term debt	(41,000)	(111,000)

Net cash provided by financing activities	3,539,000	77,000

Net increase in cash	1,735,000	232,000

Cash, beginning of period	72,000	—

Cash, end of period	$1,807,000	$232,000

Non-cash investing and financing activities:

During the nine months ended November 30, 2000, the Company;

*	converted debt totaling $101,000 into equity through the issuance of 423,213 shares of the Company’s common stock;

*	issued 250,000 shares of the Company’s common stock in exchange for a note receivable in the amount of $125,000;

*	incurred expenses of $420,000 that were deducted from the proceeds of a convertible debenture issued on March 16, 2000;

*	acquired equipment totaling $46,000 in exchange for a lease payable.

During the nine months ended November 30, 1999, the Company acquired equipment totaling $35,000 in exchange for a lease payable.

WASATCH INTERACTIVE LEARNING CORPORATION

NOTES TO CONDENSED FINANCIAL STATEMENTS (Unaudited)

1.  ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of Presentation

      The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-QSB and Item 310 of Regulation S-B. Accordingly, the statements do not contain all of the information and footnote disclosures required by generally accepted accounting principles for complete financial statement presentation. However, in the opinion of Management, all adjustments, consisting of normal recurring accruals considered necessary for a fair presentation of financial position, have been included in the accompanying unaudited financial statements of Wasatch Interactive Learning Corporation (the “Company”) at November 30, 2000, and the results of operations for the nine months ended November 30, 2000 and 1999 and cash flows for the nine months ended November 30, 2000 and 1999. The results of operations for the nine months ended November 30, 2000 and 1999 or for any other interim period are not necessarily indicative of the results that may be expected for the year ending February 28, 2001. It is suggested that these financial statements and related notes be read in conjunction with the Company’s Annual Report on Form 10-KSB for the year ended February 29, 2000.

      The condensed financial statements for the nine months ended November 30, 2000 have been restated via Amendment No. 2 to Form 10-QSB for the quarterly period ended November 30, 2000, filed on February 20, 2001. Subsequent to the issuance of the Company’s condensed financial statements for the nine months ended November 30, 2000, the Company determined that the convertible debenture (See Note 2) included a beneficial conversion feature pursuant to Emerging Issues Task Force (EITF) statement number 98-5. In addition, the Company determined that a portion of the convertible debenture value had to be allocated to the detachable warrants issued along with the debenture in accordance with Accounting Principles Bulletin (APB) number 14. Both issues necessitated revision to the accounting previously used. As a result of the restatement, interest expense and net loss for the nine months ended November 30, 2000 were increased $1,578,000. In addition, long-term debt and additional paid-in capital decreased $394,000 and increased $1,971,000, respectively, resulting in a net increase of $394,000 to stockholders’ equity at November 30, 2000.

  Organization and Business

      The Company was incorporated on May 17, 1984 under the laws of the State of Washington under the name Image Productions, Inc., subsequently changing its name to Bahui USA, Inc., and then to AG Holdings, Inc. On January 20, 2000, the Company entered into an Agreement and Plan of Reorganization with Wasatch Interactive Learning Corporation, a Utah corporation (WILC-Utah) and simultaneously changed its corporate name from AG Holdings, Inc. to Wasatch Interactive Learning Corporation (WILC). Pursuant to the terms of the Reorganization Agreement, the stockholders of WILC-Utah received 3,605,205 shares of WILC common stock.

      The statements of operations for the nine months ended November 30, 1999 and cash flows for the nine months ended November 30, 1999 are presented on the assumption that acquisition of WILC-Utah by WILC occurred March 1, 1998. Because the shares issued in the acquisition of WILC-Utah represent control of the total shares of WILC’s common stock issued and outstanding immediately following the acquisition, WILC-Utah is deemed for financial reporting purposes to have acquired WILC in a reverse acquisition. The business combination has been accounted for as a recapitalization of WILC giving effect to the acquisition of 100% of the outstanding common shares of WILC-Utah. The surviving entity reflects the assets and liabilities of WILC and WILC-Utah at

WASATCH INTERACTIVE LEARNING CORPORATION

NOTES TO CONDENSED FINANCIAL STATEMENTS (Unaudited) — (Continued)

their historical book value and the historical operations of the Company is that of WILC-Utah. The issued common stock is that of WILC and the accumulated deficit is that of WILC-Utah. The statements of operations is that of the Company (WILC) for the nine months ended November 30, 2000 and that of WILC-Utah for the nine months ended November 30, 1999. Separate breakout of operations for WILC for the nine months ended November 30, 1999 have not been presented, as the amounts not related to WILC-Utah are immaterial.

      Wasatch Interactive Learning Corporation develops and sells curriculum-based educational software and related services to the kindergarten through eighth grade, adult basic education and GED markets. Wasatch Interactive Learning’s Math Expeditions product series consists of 402 lessons designed to teach mathematics skills for grades K-Adult and can be delivered on an individual computer running from a CD-ROM, over local area and wide area networks, and online via the Internet, using Microsoft or Netscape browsers. The Company’s Projects for the Real World, K-3 and 4-8 product series contains 485 and 235 activities, respectively, targeted to teach and reinforce the skills in reading, writing, mathematics, science, social studies and geography taught in grades kindergarten through eighth. The Company also offers a Beginning Reading/ Phonics K-5 product series, which consists of 56 lessons for the kindergarten through fifth grade market, and is designed to give users the skills to become independent readers, writers and thinkers.

      The Company’s offerings of adult education courseware consist of Basic Skills and Job Skills For The Real World. Basic Skills for the Real World contains 80 hours of instruction, arranged in 159 lessons, designed to teach and reinforce reading, writing, mathematics, problem-solving, and job skills in meaningful contexts, targeted at the grade seven to adult basic education market. Our Job Skills For The Real World product series contains approximately 30 hours of instruction, arranged in 28 lessons, targeted at the grade seven to adult education market. This product series is designed to teach and reinforce the job skills and competencies outlined in the U.S. Department of Labor publication, “What Work Requires of Schools.”

      All of these products have been integrated under the Company’s Internet-compatible courseware management system. This courseware management system allows a teacher to monitor student progress, provides automatic tracking of student time-on-task, assigns software, administers online testing, and prints progress reports. This product features a teacher-friendly design, online help, notice of student difficulty, and customizable features and can be accessed remotely by the teacher via the Internet.

  Revenue Recognition

      Wasatch Interactive Learning Corporation derives its revenue from the licensing of educational courseware. The Company also generates revenue from fees charged for installation, training, renewal and customer support services. Courseware revenue is recognized when the software is shipped, collectibility is probable, and there are no significant obligations remaining. Installation and training revenue is generally recognized when installation and training is complete, which normally occurs within 30 days after product shipment. Renewal fee (customer support) revenue is recognized ratably over a 12-month contractual period.

WASATCH INTERACTIVE LEARNING CORPORATION

NOTES TO CONDENSED FINANCIAL STATEMENTS (Unaudited) — (Continued)

  Research and Development

      Software development costs expended by the Company prior to establishing technological feasibility are charged to expense when incurred. All software development costs incurred by the Company subsequent to establishing technological feasibility are capitalized and reported at the lower of cost or net realizable value. Capitalized software development costs are being amortized on a straight-line basis over the estimated useful lives of the software products.

  Income Taxes

      Income taxes are accounted for using the liability method wherein deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using estimated tax rates in effect for the year in which the differences are expected to reverse. An allowance against deferred tax assets is recorded when it is more likely than not that such tax benefits will be not be realized in the future.

  Cash & Cash Equivalents

      The Company considers all highly liquid investments with an original maturity date of three months or less when purchased to be cash equivalents. Cash and cash equivalents are placed with federally insured financial institutions. Cash and cash equivalent balances in excess of Federal Deposit Insurance Corporation (FDIC) limits are invested in short-term interest bearing accounts collateralized by U.S. Treasury securities.

  Accounts Receivable and Concentration of Credit Risk

      The Company provides credit terms to its customers in the normal course of business. The Company performs ongoing credit evaluations of its customers and adjusts its allowance for doubtful receivables as circumstances dictate.

  Property and Equipment

      Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization on property and equipment and capital leases is determined using the straight-line method over the estimated useful lives of the assets or terms of the lease. Gains and losses on disposition of property and equipment are reflected separately in the statement of operations.

  License Agreement

      The Company has license agreements in place reflecting the payment of cash in exchange for certain rights to market and sell software in the education market. The license agreements are being amortized on a straight-line basis over five years.

  Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions, primarily related to software revenue recognition, that affect the reported amounts of assets, liabilities, net sales and expenses during the reported period. Estimates also affect the disclosure of contingent assets and liabilities at

WASATCH INTERACTIVE LEARNING CORPORATION

NOTES TO CONDENSED FINANCIAL STATEMENTS (Unaudited) — (Continued)

the date of the financial statements and the reported revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Reclassification

      Certain reclassifications have been made to the 1999 financial statements to conform to the 2000 presentation.

2.  LONG TERM DEBT

      Long-term debt at November 30, 2000 consists of a $3,505,000 convertible debenture issued to one institutional investor due March 16, 2003. The debenture bears an interest rate of 7% per annum with interest payable quarterly. The debenture is convertible with certain limitations, into shares of the Company’s common stock at the lesser of $6.25 per share or 80% of the closing bid price of the Company’s common stock for any five non-consecutive trading days during the 20-day trading period prior to conversion. The convertible debenture was originally issued in the amount of $4 million on March 16, 2000, along with warrants to purchase up to 196,078 shares of the Company’s common stock at an exercise price of $5.31. The convertible debenture had a beneficial conversion feature of approximately $1,500,000 at the time of issuance which was amortized to interest expense over the period March 16, 2000 to July 5, 2000. In addition, $496,000 of debenture value was allocated to the detachable warrants and is being amortized via the effective yield method to interest expense over the life of the debenture. During the nine months ended November 30, 2000, $101,000 of debenture debt was converted into 423,213 shares of the Company’s common stock.

      Long-term debt (including current maturities thereof), at November 30, 2000 also includes $88,000 of capital lease obligations. The terms of the leases include options to purchase the equipment at the end of the lease period, and have imputed interest rates ranging from 11% to 18%.

3.  STOCKHOLDERS’ EQUITY

      Basic earnings (loss) per common share are computed by dividing net income (loss) by the weighted average number of common shares outstanding during each reporting period. The computation of diluted earnings per common share is based on the weighted average number of shares outstanding during each reporting period plus the common stock equivalents, which would arise from the exercise of stock options and warrants outstanding using the treasury stock method. Common stock equivalents are not included in the computation of diluted earnings per share when their effect is antidilutive. At November 30, 2000, the Company had 895,000 employee stock options outstanding with an exercise price of $.40 per share, and 3,259,412 warrants outstanding with exercise prices ranging from $5.31 to $28 per share. Diluted shares issued upon exercise of outstanding stock options and warrants and inclusion of additional common shares assuming the conversion of the $3,899,000 convertible debenture for the three and nine month periods ended November 30, 2000 were excluded as they were antidilutive because of the net loss incurred during the periods. In as much as the Company did not have any common stock equivalents outstanding during the three and nine-month periods ended November 30, 1999, diluted earnings per share have not been calculated.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

       All capitalized terms used and not defined in Part II of this Registration Statement shall have the meaning assigned to them in the Prospectus which forms a part of this Registration Statement.

Item 14.  Other Expenses of Issuance and Distribution.

      The following table sets forth the costs and expenses, payable by us in connection with the sale of the common stock being registered. All amounts are estimates except the Securities and Exchange Commission registration fees.

Securities and Exchange Commission registration fee		$1,730

Printing expenses	$

Legal fees and expenses	$

Accounting fees and expenses	$

Miscellaneous	$

Total	$

Item 15.  Indemnification of Directors and Officers.

      Section 145 of the General Corporation Law of the State of Delaware permits indemnification of directors, officers, employees and agents of corporations under certain conditions and subject to certain limitations. Article V of our Amended and Restated By-Laws provides for indemnification of any of our directors, officers, or legal representatives, or any person serving in the same capacity in any other enterprise at our request, under certain circumstances. Article Five of our Amended and Restated By-Laws indemnifies our directors and officers to the fullest extent permissible under Delaware law.

      Our directors and officers are insured, at our expense, against certain liabilities which might arise out of their employment and which might not be subject to indemnification under our Amended and Restated By-Laws.

Item 16.  Exhibits.

Exhibit
Number	Description

4.1	Form of Common Stock Certificate (incorporated by reference to the corresponding exhibit to the Company’s Registration Statement on Form S-1 (File No. 33-54296))
5.1	Opinion of Winston & Strawn
23.1	Consent of Winston & Strawn (included in Exhibit 5.1)
23.2	Consent of PricewaterhouseCoopers LLP
23.3	Consent of Tanner + Co.
24.1	Power of Attorney (included on signature page)

Item 17.  Undertakings

      The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made of the securities registered hereby, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the “Securities Act”);

(ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided, however, that the undertakings set forth in paragraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by PLATO pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) that are incorporated by reference in this registration statement.

(2) For the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the

Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)1) or (4) or 497(h) under the Act shall be deemed to be a part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

       Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this registration statement on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bloomington, State of Minnesota, on March 7, 2001.

PLATO LEARNING, INC.

By:	/s/ JOHN MURRAY

Name: John Murray
Title: President and Chief Executive Officer

POWER OF ATTORNEY

       Each person whose signature appears below hereby authorizes and appoints John Murray and John M. Buske, and each of them, with full power of substitution and full power to act without the other, as his true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for such person and in such person’s name, place and stead, and to execute in the name on behalf of each person, individually and in each capacity stated below, and to sign and file any and all amendments to this registration statement with the Securities and Exchange Commission.

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on the dates indicated:

Signature	Title	Date

/s/ JOHN MURRAY John Murray	President and Chief Executive Officer	March 7, 2001
/s/ JOHN M. BUSKE John M. Buske	Vice President Finance and Chief Financial Officer	March 7, 2001
/s/ MARY JO MURPHY Mary Jo Murphy	Vice President, Corporate Controller and Chief Accounting Officer	March 7, 2001
/s/ DENNIS J. REIMER Dennis J. Reimer	Director	March 7, 2001
/s/ JACK R. BORSTING Jack R. Borsting	Director	March 7, 2001
/s/ HURDIS M. GRIFFITH Hurdis M. Griffith	Director	March 7, 2001

Signature	Title	Date

/s/ JOHN L. KRAKAUER John L. Krakauer	Director	March 7, 2001
/s/ VERNON B. LEWIS, JR. Vernon B. Lewis, Jr.	Director	March 7, 2001
/s/ WILLIAM R. ROACH William R. Roach	Director	March 7, 2001
/s/ ARTHUR W. STELLAR Arthur W. Stellar	Director	March 7, 2001

EXHIBIT INDEX

Exhibit
Number	Description of Exhibits

4.1	Form of Common Stock Certificate (incorporated by reference to the corresponding exhibit to the Company’s Registration Statement on Form S-1 (File No. 33-54296))
5.1	Opinion of Winston & Strawn
23.1	Consent of Winston & Strawn (included in Exhibit 5.1)
23.2	Consent of PricewaterhouseCoopers LLP
23.3	Consent of Tanner + Co.
24.1	Power of Attorney (included on signature page)